Miller Freeman - CMP Press Briefing 5 May 99                       Page 1 of 11

[LOGO] Miller Freeman
       A United News & Media company

Miller Freeman - CMP Press Briefing

May 5, 1999

Southgate Towers Hotel

New York City

Introduction: This presentation was given to media on May 5, 1999 in New York City by Don Pazour, President & CEO of Miller Freeman Inc., Marshall Freeman, Chairman of Miller Freeman Inc., and Regina Ridley, High-Tech Group President of Miller Freeman, Inc.

See accompanying Powerpoint presentation also on the mfi.com website.

Marsh Freeman: What we are going to talk about today basically is the strategic opportunity that CMP offers us. The growth prospects in the high-tech b-to-b marketplace. I think, as I recall, high-tech marketing expenditures account for 44% of total business-to-business expenditure so it is a good market to be in. We are going to talk about the market's leading brands, from Miller Freeman's b-to-b point of view, and Miller Freeman does have some market-leading brands; Miller Freeman's business plan; the online opportunity this represented; and the financial highlights of the deal and kind of a summary of the deal.

Why CMP? It does really underscore the fact that our parent company, United News & Media, a UK-based company, has market capitalization of about $3 billion. Its properties include newspapers in the UK, television in the UK, a research arm that operates both in the UK and in the U.S, a group that is headquartered in Dallas called United Advertising Publications, which produces free magazines like For Rent and Homes for Sale, that type of thing. And then there is the Miller Freeman Division.

The Miller Freeman Division, of course, is by far the best part of the United News & Media portfolio. The U.S. high-tech market is the world's largest and fastest-growing business-to-business market. No question about that. CMP owns the leading high-tech publications in leading business-to-business sites and it complements Miller Freeman's market and management strengths. Complements it in many senses.

One sense is that the CMP publications tend to be broad-based user publications that are very strong. Miller Freeman's publications, are not quite so visible in the marketplace but are many, and are very strong in their niches. For example, Embedded Systems Programming is one of our strongest publications. I don't know how many of you have heard of that, but it is a very strong publication, typical of the kind of niche operation we

Miller Freeman - CMP Press Briefing 5 May 99                       Page 2 of 11


have.

So there's a complementary component in that respect, but also Miller Freeman has a very strong trade show presence and CMP has not really gotten into trade shows. So you see this as being a very complementary element between the two. And strong professional management of the properties themselves. We think that is extremely strong on both sides.

From a financial standpoint, there is clearly an opportunity for cost-cutting and improving margins. We hope that the revenues from the CMP group are at a cyclical low and that there will be an opportunity. They're low because of a lot of things: Y2K, the Asian problem, things like this, but we think there is a cyclical uplift opportunity here.

From an earnings-per-share (eps) standpoint, it will be earnings neutral in the year 2000 but strong eps growth thereafter. From the online standpoint, CMPNet and Miller Freeman equal a leading high-tech business-to-business online presence. There is no question about that. Miller Freeman has about 135 websites. CMP has about 40. But again it is this complementary component where you latch onto these broad-based sites. With all the Miller Freeman niche sites in the high-tech marketplace, it is a very strong package.

External financing for the online business potentially creates significant shareholder value. We have said in the press release that we will be forming a portal site of some type and we will go out for public financing for that by about the end of this year. So that is an exciting component here.

And then let me ask Regina [Ridley] to pick it up from here.

Regina Ridley: Great, thanks, Marsh.

So why high-tech? Why has Miller Freeman pursued this market sector. Well as Marsh mentioned, high-tech makes up 44% of all U.S. business-to-business advertising revenues. It is the fastest-growing segment since 1984 with a compounded annual growth rate of 13%. It is an incredibly dynamic and innovative industry with a lot of new product development, which draws advertising revenues and media revenues. And obviously it is a really wired market as more and more of our vendors develop products to run on the Net and use the Net. There is a natural affinity also to advertise and transact over the Net, so that is very exciting and makes this new key acquisition particularly good for Miller Freeman.

As you can see from this graph, we are the top line there, it shows that computer business-to-business titles have outperformed general business-to-business titles over the past fifteen years. Thirteen percent [compounded annual growth rate for high-tech business-to-business advertising], as I mentioned, compared to an average for [total] business-to-business of 6%. We think the fundamentals going forward are excellent. Although '98 was a tough year for many reasons, which Marsh alluded to--Y2K, Asian crisis, delays in Microsoft Windows, a variety of reasons--going forward looks very promising. As you can see [in this chart], Veronis Suhler forecasts 9% growth [total for business-to-business magazines] and when you add the 9% projection of online growth, that is particularly exciting.

Miller Freeman - CMP Press Briefing 5 May 99                       Page 3 of 11


Just a little bit about the CMP brands. [CMP is a] leading high-tech business-to-business publishers with strong prospects on all their print publications, that are market leaders. They are a strong web presence. Their high-traffic website under the CMP.Net portal brand has a variety of information products, including national testing labs, a number of conferences, and other data products.

If you divide the market into three segments, the builders, the sellers and users, CMP dominates in those first two. In the builders segment, with EE Times and Electronic Buyers News. In the sellers segment, with CRN and VARBusiness, and in the user segment with Information Week and Network Computer. They are all leading brands in their segments. See examples of those publications [on this slide].

Okay, here this chart breaks down CMP and IDG in the categories [of] builders, sellers and users. And hopefully you can see that, but if you look at builders, you will see CMP is number one there with a 41% marketshare. In the sellers segment--again that is CRN and VARBusiness-CMP has a wopping 94% of that market, and in the users [segment], a 21% [marketshare], which overall leads to a marketshare of 31%.

So how about Miller Freeman? Miller Freeman also holds many number one positions in very targeted technical markets. Here's just a few of the markets where we dominate with our products (slide). And you can see they range from Embedded Systems Programming through many development segments, and computer telephony, we have a strong presence there as well.

Taking those market segments and showing you some of the titles in them--not all our titles but this will give you a good feeling for [our portfolios]. Here I am just showing the print and the conference expo portion (slide). All of our titles also have targeted websites that go with them. Some of our leading brands, just to note them to you, PC Expo in the Information Technology area and Computer Telephony Magazine and Expo. And in general, software development.

So altogether we are in, roughly, depending how you break out the market, 13 high-tech markets with 42 magazines, 25 trade shows and 49 websites.

What is particularly important to note about Miller Freeman, and what is very exciting working with CMP, is that we look at technical communities and we look at surrounding them with information products. It is about understanding our customers and how they want to receive their information and what is appropriate for different needs. So we surround [our communities] with magazines, conferences and expos, and websites, so that depending on what [our customers needs are], they can go to the appropriate place.

Here I just pulled out three examples to show you (slide). On the web side, we focus on web development for technical professionals and we have the leading web magazine with Web Techniques. And we have a very targeted conference and show twice a year, Web Design & Development. And we have a leading, very well respected website specifically for development, called [webreview.com].

A similar situation in the game market. On the electronics side, this is a market we have

Miller Freeman - CMP Press Briefing 5 May 99                       Page 4 of 11


been in longer. We have the [magazines, shows, website]. We have also had a recent acquisition where we further support the market with Integrated Systems Design and Silicon Strategies.

We have been talking about how Miller Freeman and CMP are complementary. Now this probably is a little tough to read (slide), but if you look under the builder segment there, which is the first one, look at this column and this column. (By the way, Miller Freeman properties are in white, CMP properties are in pink.)

Miller Freeman has a very strong presence on the software side of the market, in the builders segment. In the electronic segment, there is really nice integration between Miller Freeman's very targeted products and CMP's broader products. You can see in the seller segment, Miller Freeman doesn't have products there, those are CMP products. But in the user segment, again, nice complementary fit between our targeted publications like Wall Street & Technology or Computer Telephony and the broader magazines like Information Week and Network Computing.

Any questions on any of this?

So I'll turn it over to Don [Pazour] now, who is going to talk about Miller Freeman's business plan going forward.

Don Pazour: Thanks. I think probably the first thing in our mission, now that we have brought these portfolios together, is to become the leading provider of opportunities for high-tech business-to-business buyers, sellers and users. To interact in print, electronic, and live media. By live media, that is a fancy way of saying trade shows and conferences, but it is bringing people together: face-to-face marketing, face-to-face information sharing.

As we have said before, there is a very strong fit between Miller Freeman's niche and CMP's broad-based titles. We have virtually no overlap positions. They are complementary with sort of the broad CMP titles and Miller Freeman niche titles sitting underneath there. And I think with that goes different competencies. Competencies in running big, broad, weekly publications and competencies in running very detailed, very content-rich target niche publications. And there is a different business model for those.

There is substantial profit opportunity within CMP as we see it, through increasing the yields on the advertising pages. CMP has the Leeds family, and the management has done a terrific job of building these leading brands, and one of the very big driving forces was marketshare. I think a little more focus on getting profitable business will allow us to raise yields and I'll show you a slide in a minute that shows we have some pretty good experience achieving that.

One of the most exciting things is to build upon the CMP.Net market-leading position on the web. And the organic development of taking the platform CMP has built on these broad-based publications and leveraging them to produce light media, as we say: conferences and trade shows.

Miller Freeman actually is the biggest exhibition producer in the world, so we certainly

Miller Freeman - CMP Press Briefing 5 May 99                       Page 5 of 11


have the competencies to carry out and implement trade shows. I think what we have found over the years is that creating a major trade show, a Net World plus, usually stems from editorial people identifying a need in the marketplace. A content-driven reason to bring buyers together. And I think we can tap into CMP's knowledge of markets. Identify opportunities and then we have sort of the "carpentry" part of it to make these things happen.

I talked about yield management. We took eight [Miller Freeman] titles that were acquired, looked at them over a five-year period, and our compound annual growth rate in a rather low-inflation economy has been 13.8%. Our expectations for CMP in some very competitive markets are far less than that. But we are going to see increased profitability and growth margins and gross margins from yield management.

Cost reduction, loss elimination [are key]. Several of CMP's products today lose money. We will be looking at those loss-making properties, and there are three possible outcomes. One is to sell them and probably the most compelling and most likely is for Miller Freeman to run the smaller publications profitably by implementing the Miller Freeman business model. And there will be significant overhead reduction. If you take all of these three things, our target is to improve profits by $40 million in the year 2000.

Organic development, again, the big databases, really rich databases that we can segment by our niches will allow us to cross-market products. From a vendor standpoint, CMP--because they have big products, are very influential in the markets, have penetration into very high levels of the market--offer a lot of our key vendors.

That will benefit us two ways. One, a lot of our smaller properties will become recognized and get advertising support and, [two, we will identify] opportunities for new niche products, both magazines and trade shows.

When we first looked at this company, we looked at CMP.Net as the third-largest technology site, after Cnet and ZDnet. But the reality is, if you look at business-to-business visitors, CMP.Net is the biggest. And I think if you start with sort of the broad communities, [then go to the] business-to-business communities they have underneath--just like the magazines and smaller niche communities-- it becomes a very, very rich, compelling opportunity. And once these communities are built, there is opportunity for selling high-priced information, for advertising support and e-commerce possibilities.

External financing, I think you all know what ZDNet has done with the tracking stock. We will be looking at various options because we are going to make the online part of the company a separate company. How we finance that going forward is still open to question. But if you took the multiples that ZDNet has and what it has done to its stock, that would justify our purchase price just by itself.

Financial highlights, we paid $920 million. It is funded by debt. Interest cover [estimated at] 4.5 times. That is important in the UK (United News & Media) because that still gives them some headroom to do other acquisitions. Marsh went over the eps effect. It is going to be an expensive conversion. We will have exceptional costs in the first year of $65 million goodwill costs, which are committed termination pays that the Leeds family has put in place for employees. Sva (shareholder value added) is positive by 2003. And then , very importantly, the value of the web [in this acquisition].

Miller Freeman - CMP Press Briefing 5 May 99                       Page 6 of 11


Comparative pricing. Definitely in terms of [sales price], that is, in recent large media deals, we're in line or a little low at 1.9 times sales (slide). The
13.3 times EBIDTA is a bit overstated because it is giving us credit for the $40 million cost savings we are going to get. If not, it would look a little higher going out.

But again, CMP really has driven the top line. Has been a brand-building operation as opposed to trying to run it for profits.

Summary: It is a strategically compelling acquisition, bringing together niche and broad-based positions; very, very strong quality assets; strong quality editorial; well-regarded products; and good professional management at the product level. It is a high-growth market. When Regina showed the advertising cycles--we are buying at a low point in the cycle. Great web opportunities.

After 2000, CMP will be positive growth and the online value makes the whole thing really financially compelling. It is a good match [for Miller Freeman]. Questions?

David Zielenziger: I have a couple of questions. David Zielenziger, Bloomberg News. There are a couple of things I just want to touch upon. You talked, Don, about the business-to-business brand-building stampede.

Don Pazour: Right.

David Zielenziger: And you gave credit to the Leeds, but one of the things you didn't mention...I just wondered how you evaluate it here? Over the 25 years or so, they probably got the lists of god knows how many, and you know how many, people who are technology professionals, who they are reaching out of that. Do you have any idea how many there are and how do you examine, how was that valued, in this transaction, just to see how powerful that brand-building was?

Don Pazour: Essentially, what was the combined database?

David Zielenziger: Yes. The names and where those folks were?

Don Pazour: Right. I mean I think there are two levels to that and probably the combined database is in the $2 million to $2.5 million range of IT professionals. I think the other value is sort of the relationship they have with, not just the reader community, but a lot of the people who are content generators and people who are very familiar with the market but have passed through the CMP doors.

David Zielenziger: So that is part of how you would value the $39/share for CMP and all that is part of the value of that company?

Don: I would say, implicitly, yes. What we looked at was, using that database, what is the business model to generate advertising, information, sales, etc. So it was implicit. But we never went through and basically on a name-by-name basis, like what is the value, but...

David Zielenziger: But now you know, of course, from your side, Miller Freeman, and

Miller Freeman - CMP Press Briefing 5 May 99                       Page 7 of 11


United News. What kind of database have you guys got and how do the synergies work in reaching business-to-business opportunities that you are talking about now.

Don Pazour: I would say there is probably...if you look at an IT organization, what CMP probably tends to get is the top, say it is about 2.5 million unduplicated names in the broad-based IT part of an organization. Miller Freeman's publications that are very niche and go much more to the influences, the level beneath, sort of the CIO-type reader, which is the brand specifier, if you will.

Bill Ziff called these people the "gold collar worker". Because it is the person who sits in the corner and has a lot of influence, and I think that both on the Net and from a conference standpoint, the combination--just like with the products, of being able to reach down deeper into the organization with niche products--gives us all sorts of opportunities.

David Zielenziger: And just one other question and this is, you mentioned that you want to look at ways to handle the online services sometime later on. Now you'll be acquiring all of CMP. So you won't, say, be able to let [it be] CMPX, you know the CMP media listing in the U.S. That won't be it. There will be some new listing that United News, one of your books, will spin out at some point?

Don Pazour: Let me clarify because I think the British press may have misread this and thought that we were going to spin out the whole high-tech company or do a tracking stock. What we will be doing is...CMP.Net again is the most trafficked, most powerful business-to-business site. And if you take what you just referred to, sort of going deeper in terms of users and to the niche communities, we will be bringing the Miller Freeman sites into that whole package and the online part of the business will go for external financing. Either as a tracking stock or something of that nature.

David Zielenziger: Right. But that won't be CMPX. It is going to be some new company?

Don Pazour: Yes.

David Lenziber: That you may well call CMPNet or whatever you want to call it.

Don Pazour: We may call it TechWeb, CMPNet, or something like that.

David Zielenziger: But that will be something out of United News, your holding company there. Right? A separate and new thing?

Don Pazour: A separate new thing, traded in the United States, going for financing in the United States. It will not have any kind of UK listing. Separate from the UN stock.

Pavan Sahgal: What were the total revenues and earnings of CMP?

Virginia Stefan: I'm sorry, can you introduce yourself?

Pavan Sahgal: Yes. I am Pavan Sahgal from Global Investment Magazine.

Don Pazour: Total revenues from 1998 were $478 million. And EBITDA was about $30

Miller Freeman - CMP Press Briefing 5 May 99                       Page 8 of 11


million dollars. That was down about $6 million on EBITDA from the previous year, on about a $4 million revenue increase.

Pavan Sahgal: $348 or $478 [million]?

Don: $478 [million]. Our target by the year 2000 or just beyond is to get a 20% margin.

Jan Barnes: Jan Barnes, Industry Standard. Have you decided what the role of the Leeds family is going to be? Going forward. Has that been decided?

Don Pazour: The Leeds specifically will be participating in sort of an integration period over the first month to two months. I was with Michael Leeds yesterday and I think they, they have been through a hell of a process over this last four months and I think that they want some breathing room and what role they will play is still to be determined and we will be looking at that over the next two to six weeks.

We probably won't have a full organizational structure in place to bring all of this together for about 90 days. What we want to do is we want to involve all the key management on both sides to look at where exactly the opportunities are and what makes sense in terms of bringing in the products together.

Matt Kinsman: Matt Kinsman, min's b-to-b [newsletter]. Miller Freeman has been very aggressive on the M&A side, not just with CMP this year, and you touched on this in the presentation but I was just wondering if you would give us a little more information on where this leaves the company for future short-term acquisitions. What areas the company might emphasize?

Don Pazour: I would say we have our plate full with the M & A stuff that we have done. I mean there are three key strands in terms of our development efforts. We did the Argentina trade show and that coupled with Brazil, we are going to have a lot of focus on Latin America. We see that being a primarily organic at this point. In terms of CMP and overall high-tech effort, we see organic opportunities from trade shows and conferences and we did the Continuing Medical Education (CME) thing, which gave us a significant position in the healthcare market.

In terms of any big acquisitions, you know, in the $100 million range, unless it is wildly compelling--and these things just come along, as you know, at certain times. I think if it is compelling, if it is a good fit for us, we'll do it. But I think you are likely to see us be quiet for about 18 months. I am certainly hoping we are quiet for development the next 18 months.

Marsh Freeman: I might just add to that, though that they, that the structure of Miller Freeman is different than other business-to-business publishing and trade show companies. And that our organizational structure is organized entirely by market focus. So, for example, in one particular market [group], you have the same team of people working on the trade show, the conference, the magazine and the newsletters and everything. And with that kind of a structure, if something compelling comes up, like what Don is saying, the main task of integration falls with that group, and I think we wouldn't be as hesitant as a company that is organized differently might be. Because the

Miller Freeman - CMP Press Briefing 5 May 99                       Page 9 of 11


main task is going to be in the hands of another group. What we have got here is a huge task for our people that are running the high-tech market places.

But we are also very active in a lot of other markets. For example, just hypothetically if something wild should come up in the papermaking market, we have a whole other team ready to deal with that. So we are in a little bit different, and I think more favorable, posture than other companies of our size and type. And Clive [Hollick, Chairman of United News & Media] did make the point when he made this announcement that while this is a big move for United News Media they...what is the term the British use? Headroom. We still have headroom.

Don Pazour: Right.

Marsh Freeman: Which means there is some room to do some other things, so where I think Don is certainly right that we wouldn't want to take on something of this size, basically Miller Freeman has been built with, for the most part, on the acquisitions side, witn many, many small acquisitions. I forget what the last count is.

Don Pazour: And there were two big ones along the way with Blenheim and this one.

Marsh Freeman: Blenheim was a big one and this one. But most of it has been with small acquisitions that graft onto to these market focuses.

Don: I would say that, you know, if you look at it from the United News & Media standpoint and you look at how committed they are to us and to the Miller Freeman business, the business services [sector], [you see that] they sold their regional newspapers. They demerged their banking operations and the backing that they provided for Miller Freeman in the United States is, we did Blenheim at the end of 1986 which was a $900 million plus acquisition. A year later we did the Computer Telephony acquisition, $130 million. We took 1998 off but early this year we did CME, Continuing Medical Education, for $110 million. Another $920 million here [with CMP].

So in terms of the focus of United News & Media--aside from broadcasting in the UK, you know, which is another [part of United News & Media] where Clive Hollick and where the Board has chosen to put its money-- they are very, very bullish on business-to-business, particularly business-to-business in the U.S.

Kathryn Dennis: Kathryn Dennis, Marketing Computers. I have two questions. The first question is, we see a lot of consolidation and tech complications and a lot of it, I think, has to go with the trend toward trying to become more global large players. And obviously the CMP merger makes you one of the top players in the U.S. But I am wondering where you may be going in terms of expanding globally?

Don Pazour: CMP has some pretty interesting positions internationally. They have replications of titles in France and UK. They bought some EMAP properties. [Miller Freeman also has] some [global] operations. Miller Freeman actually has some publishing operations down in Singapore in the Asian area.

I think our experience has been in business-to-business that magazine publishing on a

Miller Freeman - CMP Press Briefing 5 May 99                       Page 10 of 11


global basis, again is a different competency but is not that highly profitable. And especially in the technology field where English is the language of choice, if you are reusing editorial, a lot of times the English-language publications work.

I think the area that we are very interested in and with Blenheim is we have a very, very strong infrastructure in every major geography in the world. We are probably dominant in Europe aside from the German market, Marsh, aren't we? Very big in the UK. We are the dominant player in trade shows in Europe and I think publications very much as a medium to stay in touch with buyers will be important, but where we see the growth, the global and international growth, is on the trade show side.

Marsh Freeman: Yes, I might just say too that the online side of it may be much more sensitized to globalization than the publishing side, certainly. I mean I was interested to see the other day, 40% of Vertical Net's traffic comes from outside the U.S. This is a pretty good signal that as far as globalization and the internet structure, it draws a lot more attention and is probably...so it will probably be a major global play on the online side.

Kathryn Dennis: And my other question was, you mentioned (unintelligible) restraint and building brands. And mentioned your strength in cost-cutting and producing profitable businesses. What I am wondering, how does cost-cutting build brand and what does that mean to the value that you guys have brought into advertising?

Don Pazour: I would say the cost-cutting that I talked about are at a couple of levels. One of the areas of cost-cutting is basically a scale factor in terms of overhead and back office departments.

Our plan for the major brands, CRN, EE Times, Information Week and Network Computing, which is a brand on the rise, really anticipate no cost savings at all. We don't really have much in the way of anticipated cost savings on a product-by-product level except in the cases where they are operating in niches or in markets that don't support the kind of infrastructure that they have for their larger publications.

And I think, it is sort of you develop a competency and you want...and we want to honor and keep those two competencies. For Miller Freeman it is very difficult to reach up and go for creating a $70-million magazine. I mean Data Communications is a magazine that is marginally profitable or loss making with a turnover last year of $16 to $17 million. That is bigger than any of Miller Freeman's magazines. And we have a very healthy margin, in excess of 20% and around 15% on our overall publishing operations.

So I think it is a different scale. I don't think that you are going to see cutbacks in editorial, cutbacks in circulation or any kind of draconian moves on the properties that are performing well. I also think that in a market that is rising, and a family-owned company and, you know, we bought M&T, which was another company that was aiming, like the internet companies are today. But the value comes in the top line, and I think when you are purely focused on the top line, there is a lot of cost savings opportunities and efficiencies in process as you get bigger that you don't just slow down and take.

Miller Freeman - CMP Press Briefing 5 May 99                       Page 11 of 11


Virginia Stefan: Any other questions?

Marsh Freeman: Thank you very much.

Don Pazour: Alright. Thanks for coming.

[End of meeting.]